Filing by Columbia Funds Series Trust I pursuant

to Rule 425 under the Securities Act of 1933, and

deemed filed under Rule 14a-12(b) under the

Securities Exchange Act of 1934.

Subject Companies:

Columbia Funds Series Trust I

(SEC File No. 811-04367)

Columbia Funds Series Trust

(SEC File No. 811-09645)

COLUMBIA FUNDS SERIES TRUST

COLUMBIA FUNDS SERIES TRUST I

Supplement dated August 18, 2010

to the Prospectuses, as supplemented, of each of the following funds:

Columbia Core Bond Fund

Supplement to the Prospectus dated September 1, 2009

Columbia Conservative High Yield Fund

Columbia Federal Securities Fund

Columbia International Stock Fund

Columbia Technology Fund

Supplement to the Prospectuses dated January 1, 2010

Columbia Disciplined Value Fund

Supplement to the Prospectus dated February 1, 2010

Columbia Connecticut Intermediate Municipal Bond Fund

Columbia New Jersey Intermediate Municipal Bond Fund

Columbia Rhode Island Intermediate Municipal Bond

Supplement to the Prospectuses dated March 1, 2010

Columbia Global Value Fund

Columbia Small Cap Growth Fund II

Supplement to the Prospectuses dated July 1, 2010

Columbia Blended Equity Fund

Columbia Georgia Intermediate Municipal Bond Fund

Columbia International Growth Fund

Columbia Maryland Intermediate Municipal Bond Fund

Columbia Masters International Equity Portfolio

Columbia Mid Cap Core Fund

Columbia Select Opportunities Fund

Columbia Short-Intermediate Bond Fund

Columbia Total Return Bond Fund

Columbia World Equity Fund

Supplement to the Prospectuses dated August 1, 2010

(each, an “Acquired Fund”)

In August 2010, the Board of Trustees of each Acquired Fund approved a proposal to merge the Acquired Fund with and into the corresponding acquiring fund listed in the table below (each, an “Acquiring Fund”). Each merger is expected to be a tax-free reorganization for U.S. federal income tax purposes. More information about each Acquiring Fund and the definitive terms of each of the proposed mergers will be included in proxy materials.

Each of the mergers identified in the table below is subject to certain conditions, including final approval by the Board of the Acquired Fund and the Acquiring Fund of the definitive terms of each proposed merger and approval by shareholders of the Acquired Fund. It is currently anticipated that proxy materials regarding the mergers will be distributed to shareholders of the Acquired Funds later this year or in early 2011, and that meetings of shareholders to consider the mergers will be held in the first half of 2011.

Acquired Fund	Acquiring Fund (future name in italics)
Columbia Blended Equity Fund	Columbia Large Cap Core Fund
Columbia Connecticut Intermediate Municipal Bond Fund	Columbia Connecticut Tax-Exempt Fund
Columbia Conservative High Yield Fund	RiverSource Income Opportunities Fund (Columbia Income Opportunities Fund)
Columbia Core Bond Fund	Columbia Bond Fund
Columbia Disciplined Value Fund	RiverSource Disciplined Large Cap Value Fund (Columbia Large Value Quantitative Fund)

Acquired Fund	Acquiring Fund (future name in italics)
Columbia Federal Securities Fund	RiverSource U.S. Government Mortgage Fund (Columbia U.S. Government Mortgage Fund)
Columbia Georgia Intermediate Municipal Bond Fund	Columbia Intermediate Municipal Bond Fund
Columbia Global Value Fund	Threadneedle Global Equity Fund (Columbia Global Equity Fund)
Columbia International Growth Fund	Columbia Multi-Advisor International Equity Fund
Columbia International Stock Fund	Columbia Multi-Advisor International Equity Fund
Columbia Maryland Intermediate Municipal Bond Fund	Columbia Intermediate Municipal Bond Fund
Columbia Masters International Equity Portfolio	Columbia Multi-Advisor International Equity Fund
Columbia Mid Cap Core Fund	Columbia Strategic Investor Fund
Columbia New Jersey Intermediate Municipal Bond Fund	Columbia Intermediate Municipal Bond Fund
Columbia Rhode Island Intermediate Municipal Bond Fund	Columbia Intermediate Municipal Bond Fund
Columbia Select Opportunities Fund	Columbia Strategic Investor Fund
Columbia Short-Intermediate Bond Fund	Columbia Bond Fund
Columbia Small Cap Growth Fund II	Columbia Small Cap Growth Fund I
Columbia Technology Fund	Seligman Global Technology Fund (Columbia Seligman Global Technology Fund)
Columbia Total Return Bond Fund	Columbia Intermediate Bond Fund
Columbia World Equity Fund	Threadneedle Global Equity Fund (Columbia Global Equity Fund)

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund, nor is it a solicitation of any proxy. For information regarding an Acquiring Fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger once a registration statement relating to the proposed merger has been filed with the Securities and Exchange Commission (“SEC”) and becomes effective, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor may be obtained, when available, by visiting www.columbiamanagement.com. The prospectus/proxy statement (when available) will contain important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/proxy statement will also be available for free on the SEC’s website (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or to approve a merger.

Shareholders should retain this Supplement for future reference.

C-1206-3 A (8/10)

2